Exhibit 99.1

B Communications Reports Financial Results For the

Third Quarter of 2019

Ramat Gan, Israel - November 18, 2019 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Limited (“Bezeq”) (TASE: BEZQ), today reported its financial results for the third quarter of 2019.

Comments of Ami Barlev, CEO of B Communications:

Over the past month, the Company has made very significant progress towards the completion of the “Searchlight-Fuhrer” transaction. After intensive efforts by the board of directors and management of the Company, the new Bezeq Control Permit was issued, which is the main approval required to complete the transaction. The Closing date is scheduled for December 2, 2019.

We are very proud of our recent achievements that were accomplished through the significant effort and teamwork of the Company’s board of directors and management and look forward to the successful completion of the transaction. The Searchlight Fuhrer transaction includes the purchase of all Internet Gold’s holdings in our Company in consideration for NIS 225 million and a direct investment of NIS 260 million in our Company. In accordance with the pending transaction, upon closing, Internet Gold will inject an aggregate amount of NIS 345 million (which will include the consideration payable by Searchlight to Internet Gold) into our Company in consideration for newly issued shares and debentures of B Communications.

Pursuant to the Searchlight Fuhrer transaction an aggregate amount of NIS 640 million will be injected into the Company (compared to only NIS 250 million in the original proposal), in consideration of share capital and long-term interest-bearing debentures having an approximate equivalent value. The Searchlight Fuhrer transaction will also enable the Company to make the final repayment in respect of its Series B debentures as well as very substantial early repayments (NIS 614 million) on account of its obligations to the existing Series C debenture holders (before the allotment of the additional debentures).

We thank the public for the trust and the high confidence that has been given to our Company and management over the past few months. The Company’s board of directors and management intends to continue to act for the benefit of all the Company’s stakeholders.

Business Notes:

During the quarter, all of the Bezeq Group companies worked intensively to adjust their structure of operations to the ongoing changes in the Israeli telecommunications market. Bezeq continued with the streamlining processes and achieved a 4% year over year decline in salary expenses. In 2019, labor agreements were signed in each of the three subsidiary companies, allowing them to streamline over 1,000 employees over the next two years. At the same time, 261 fixed-line employees retired, and the board of directors of Bezeq approved the retirement of another 200 employees. Now that the collective agreements have been renewed in the three subsidiaries, they are moving forward with the synergy and collaborative processes to realize their existing business potential. In recent months, Bezeq also launched new products and services in each of the Group companies, aimed at generating growth and adapting operations to the changing tastes of consumers and market needs.

During the quarter, Bezeq continued to solidify its position as the leading Internet infrastructure provider in Israel, by deepening the penetration of our cyber-protection BE router and Bspot service. These solutions establish our broadband Internet as the highest quality, most secure and comprehensive offerings in Israel. At the end of the third quarter, Bezeq had over 270,000 BE router customers. The further expansion of these and other value-added services continue to increase the average revenue per broadband subscriber as well as improve the satisfaction of Bezeq’s customers.

Bezeq Fixed Line continues to focus on enterprise customers and deepen the penetration of advanced business communications solutions, including the Soho customer segment. During the quarter, revenue of the other segment grew by 22.9% year over year, primarily due to impressive growth in the retail operations launched earlier this year.

Recently, the Ministry of Communications began to reconsider the regulation of the deployment of fiber optics for private customers in Israel and published number of hearings on the matter. Bezeq hopes that the new policy that will be formulated will enable Bezeq to launch fiber-optic services for the private sector in Israel, on an economic basis.

Bezeq’s net debt continues to decline consistently and decreased year over year by NIS 900 million. In 2019, Bezeq raised NIS 1.69 billion and made early repayments of NIS 1.97 billion. Bezeq intend to continue improving financial flexibility while maintaining firm debt management and high cash balances, among other things, through the raising of long-term debt to replace short-term debt.

Regarding Pelephone: This quarter, Pelephone posted stable revenues and increased profits, while continuing to streamline expenses. Pelephone continues to pursue their growth strategy and delivered an increase of 29,000 postpaid subscribers during the quarter, despite the ongoing crisis in an industry characterized by particularly high competition.

Regarding Bezeq International: This quarter Bezeq International continued to show stability and profitability across the financial metrics, despite increasing competition in the Israeli telecom market. In addition, Bezeq International began to implement significant synergy and streamlining initiatives, supported by the collective labor agreement, the results of which will become apparent in the coming quarters. Moreover, newly launched triple bundle is enjoying significant success.

Regarding Yes: This quarter, Yes continued to develop synergies between subsidiary companies, which allow Yes to pursue groundbreaking initiatives in the Israeli TV market. Recently, Yes announced the launch of yes+, the largest and most advanced streaming service in Israel, as part of a strategic, first-of-its-kind partnership with Apple. This marks the start of Yes transition from satellite-based broadcasting to Internet-based broadcasting, which is a significant change in Yes’ history.

B Communications’ Unconsolidated Financial Liabilities and Liquidity

As of September 30, 2019, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, short term investments and funds deposited in a pledged account) totaled NIS 704 million ($202 million) and its financial liabilities totaled NIS 2.55 billion ($733 million), including NIS 2.31 billion ($664 million) of Series C Debentures and NIS 240 million ($69 million) of Series B Debentures (including accrued interest and unamortized premiums, discounts and debt issuance costs for both series). All of the debt is now classified as currently due.

(In millions)	September 30,	September 30,	September 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
Financial liabilities
Series B debentures	226	240	69	229
Series C debentures	2,256	2,313	664	2,238
Total financial liabilities	2,482	2,553	733	2,467

Liquidity
Cash and short-term investments	518	659	189	546
Dividend receivable	84	-	-	-
Pledged account (*)	40	45	13	43
Total liquidity	642	704	202	589

Net debt	1,840	1,849	531	1,878

*	Pledged for the benefit of the holders of the Series C Debentures. Pursuant to the indenture for the Series C Debentures, the account is required to include sufficient funds to meet the next interest payment payable to the holders of those debentures.

B Communications Unconsolidated Sources and Uses for the Nine Months Ended September 30, 2019

(In millions)	NIS	US$
Net debt as of December 31, 2018	1,878	539

Financing expenses, net	75	22
Issuance of shares	(117)	(34)
Operating expenses	13	4

Net debt as of September 30, 2019	1,849	531

Bezeq’s Dividend Distribution Policy:

On March 27, 2019, Bezeq’s Board of Directors resolved to cancel Bezeq’s dividend distribution policy, which was previously updated on March 6, 2018. The decision was made as a result of Bezeq’s expected failure to meet the “profit test” during the next two years. Accordingly, Bezeq’s Board of Directors decided that it would not be appropriate to maintain a dividend policy during a period when dividends are not expected to be paid.

The cancellation of Bezeq’s dividend policy will not prevent Bezeq’s Board of Directors from examining from time to time the distribution of dividends to its shareholders, taking into consideration, among other factors, the provisions of the law, the state of its business and capital structure, and the need to maintain a balance between ensuring its financial strength and stability and the continued creation of value for its shareholders, all of which are subject to the approval of the general meeting of shareholders of Bezeq, as prescribed in the Bezeq’s Articles of Association.

B Communications Third Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the third quarter of 2019 totaled NIS 2.25 billion ($630 million), a 2.3% decrease from NIS 2.3 billion reported in the third quarter of 2018. For both the current and the prior periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating profit for the third quarter of 2019 totaled NIS 418 million ($117 million) compared to an operating profit of NIS 384 million reported in the third quarter of 2018.

B Communications’ consolidated net profit for the third quarter of 2019 totaled NIS 126 million ($35 million), compared to a net profit of NIS 179 million reported in the third quarter of 2018. The decrease in consolidated net profit was primarily due to an increase in financing expenses at Bezeq as a result of debt refinancing.

B Communications’ net profit attributable to shareholders for the third quarter of 2019 was NIS 6 million ($2 million), compared to a net profit of NIS 31 million reported in the third quarter of 2018.

B Communications Unconsolidated Financial Results

(In millions)	Three months ended September 30,			Year ended December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS

Financing expenses, net	(20)	(33)	(9)	(96)
Operating expenses	(2)	(3)	(1)	(18)
PPA amortization, net	(9)	(8)	(2)	(16)
Impairment losses	-	-	-	(618)
Interest in Bezeq’s net profit (loss)	62	50	14	(281)
Net profit (loss) for the period	31	6	2	(1,029)

As of September 30, 2019, B Communications held approximately 26.34% of Bezeq’s outstanding shares. B Communications’ interest in Bezeq’s net profit for the third quarter of 2019 totaled NIS 50 million ($14 million) compared with NIS 62 million reported in the third quarter of 2018.

During the third quarter of 2019, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 8 million ($2 million). From April 14, 2010, the date of the acquisition of its interest in Bezeq, until September 30, 2019, B Communications has amortized approximately 83% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications’ unconsolidated net financial expenses for the third quarter of 2019 totaled NIS 33 million ($9 million) compared with net financial expenses of NIS 20 million in the third quarter of 2018. Net financial expenses for the third quarter of 2019 included NIS 34 million ($10 million) of financial expenses related to the Company’s Series B and C debentures. Those expenses were partially offset by finance income of NIS 1 million ($288,000) generated by short term investments.

B Communications’ unconsolidated net profit for the third quarter of 2019 was NIS 6 million ($2 million) compared with a net profit of NIS 31 million reported in the third quarter of 2018. The decrease in unconsolidated net profit in the third quarter of 2019 resulted mainly from higher financing expenses at B Communications, as well as from Bezeq’s lower net profit.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended September 30, 2019. For a full discussion of Bezeq’s results for the quarter ended September 30, 2019, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3-2019	Q3-2018	% change
	(NIS millions)

Revenues	2,247	2,301	(2.3%)
Operating profit	459	429	7.0%
Operating margin	20.4%	18.6%
Net profit	191	234	(18.4%)
EBITDA	940	976	(3.7%)
EBITDA margin	41.8%	42.4%
Diluted EPS (NIS)	0.07	0.08
Cash flow from operating activities	787	883	(10.9%)
Payments for investments	329	412	(20.1%)
Free cash flow [1]	358	374	(4.3%)
Total debt	10,519	11,947	(12.0%)
Net debt	8,130	9,022	(9.9%)
EBITDA (trailing twelve months)	1,071	3,725	(71.2%)
Adjusted EBITDA (trailing twelve months) [2]	3,818	3,934	(2.9%)
Net debt / Adjusted EBITDA (end of period) [3]	2.4	2.5

1	Free cash flow is defined as cash flow from operating activities less net payments for investments.
2	Adjusted EBITDA in excluding other operating income/expenses and loss from impairment of assets.
3	Net debt to adjusted EBITDA ratio is excluding IFRS 16 impact.

Revenues of the Bezeq Group in the third quarter of 2019 were NIS 2.25 billion ($630 million) compared to NIS 2.3 billion in the corresponding quarter of 2018, a decrease of 2.3%. The decrease in revenues was primarily due to lower revenues in DBS, Bezeq Fixed-Line and Bezeq International.

Salary expenses of the Bezeq Group in the third quarter of 2019 were NIS 474 million ($136 million) compared to NIS 494 million in the corresponding quarter of 2018, a decrease of 4%. The decrease in salary expenses was primarily due to the reduction in salary expenses in all of the key group segments.

General and operating expenses of the Bezeq Group in the third quarter of 2019 were NIS 794 million ($228 million) compared to NIS 815 million in the corresponding quarter of 2018, a decrease of 2.6%. The decrease in general and operating expenses was primarily due to lower expenses in DBS.

Other operating expenses, net of the Bezeq Group in the third quarter of 2019 was NIS 39 million ($11 million) compared to other operating expenses of NIS 16 million in the corresponding quarter of 2018. The increase in other operating expenses was primarily due to an expense of NIS 45 million for the early retirement of employees at Bezeq International.

Depreciation and amortization expenses of the Bezeq Group in the third quarter of 2019 were NIS 481 million ($138 million) compared to NIS 547 million in the corresponding quarter of 2018, a decrease of 12.1%. The decrease in depreciation and amortization expenses was primarily due to the decrease in depreciable and amortizable assets in DBS in the fourth quarter of 2018. The decrease was partially offset by the ongoing impairment losses (fixed and intangible assets) recorded in the current quarter.

Operating profit of the Bezeq Group in the third quarter of 2019 was NIS 459 million ($132 million) compared to operating profit of NIS 429 million in the corresponding quarter of 2018, an increase of 7.0%.

EBITDA of the Bezeq Group in the third quarter of 2019 was NIS 940 million ($270 million) (EBITDA margin of 41.8%) compared to NIS 976 million (EBITDA margin of 42.4%) in the corresponding quarter of 2018, a decrease of 3.7%.

Adjusted EBITDA (after adjusting for other operating expenses, net) in the third quarter of 2019 was NIS 979 million (EBITDA margin of 43.6%), compared to NIS 992 million (EBITDA margin of 43.11%) in the corresponding quarter of 2018, a decrease of 0.3%.

Financing expenses, net of the Bezeq Group in the third quarter of 2019 amounted to NIS 205 million ($59 million) compared to NIS 109 million in the corresponding quarter of 2018, an increase of 88.1%. The increase in financing expenses was primarily due to the increase in financing expenses in Bezeq Fixed-Line due to early repayment fees of NIS 73 million ($21 million) and provisions for employee benefits of NIS 42 million ($12 million).

Tax expenses of the Bezeq Group in the third quarter of 2019 were NIS 62 million ($18 million) compared to NIS 85 million in the corresponding quarter of 2018.

Net profit of the Bezeq Group in the third quarter of 2019 amounted to NIS 191 million, compared to net profit of NIS 234 million in the same quarter of 2018, a decrease of 18.4%. The decrease in net profit was primarily due to the aforementioned increase in financing expenses.

Cash flow from operating activities of the Bezeq Group in the third quarter of 2019 was NIS 787 million ($226 million) compared to NIS 883 million in the corresponding quarter of 2018, a decrease of 10.9%. The decrease in cash flow from operating activities was primarily due to a decrease in profitability and changes in working capital.

Payments for investments (Capex) of the Bezeq Group in the third quarter of 2019 was NIS 329 million ($94 million) compared to NIS 412 million in the same quarter of 2018, a decrease of 20.1%. The decrease in Capex was primarily due to NIS 75 million for a betterment levy in connection with the “Sakia” transaction that was returned to the Company in the third quarter of 2019.

Free cash flow of the Bezeq Group in the third quarter of 2019 was NIS 358 million ($103 million) compared to NIS 374 million in the corresponding quarter of 2018, a decrease of 4.3%.

Total debt of the Bezeq Group as of September 30, 2019 was NIS 10.51 billion ($3.01 billion) compared to NIS 11.94 billion as of September 30, 2018.

Net debt of the Bezeq Group was NIS 8.13 billion ($2.33 billion) as of September 30, 2019 compared to NIS 9.02 billion as of September 30, 2018.

Net debt to adjusted EBITDA (trailing twelve months) ratio of the Bezeq Group as of September 30, 2019, was 2.4 compared to 2.5 at September 30, 2018.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.48 = US$ 1 as published by the Bank of Israel for September 30, 2019.

Bezeq Group 2019 Outlook

Due to extraordinary items in the second quarter of 2019 (write-off of the tax asset, impairment loss in Pelephone assets and the recording of capital gains from the sale of the “Sakia” property) as well as the inclusion of estimated costs for early retirement, the Bezeq Group on August 29, 2019 updated its Outlook for 2019 as originally published in its periodic report as of December 31, 2018.

There is no change in Bezeq’s Outlook since the second quarter update. Bezeq continue to expect:

Net loss attributable to shareholders:	Approximately NIS 1.1 billion

EBITDA:	Approximately NIS 2.9 billion

CAPEX*:	Approximately NIS 1.7 billion

*	CAPEX – payments for investments (gross) in fixed and intangible assets

The Bezeq Group’s updated Outlook includes the write-off of the balance of the tax asset in respect of losses from DBS of NIS 1.166 billion, an impairment loss in Pelephone assets of NIS 951 million, capital gains of NIS 403 million from the sale of the “Sakia” complex and provisions for the early retirement of employees in Bezeq Fixed-Line, Pelephone, Bezeq International and DBS. NIS 213 million of the total forecasted provision for early retirement have not yet been recorded as actual provisions in the financial statements and represents an estimate that may not be realized.

Bezeq’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on Bezeq’s estimates, assumptions and expectations and do not include the effects, if any, of the cancellation of the Bezeq Group’s structural separation and the merger with the subsidiary companies and everything involved therein in 2019. The Bezeq Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Bezeq Group’s ability to implement its plans in 2019. Actual results may differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes and developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors listed in sections 2.20, 3.19, 4.14 and 5.19 of the Bezeq Group Periodic Report for 2018, and specifically the risk factor detailed in section 2.20.12 of the Bezeq Group Periodic Report for 2018 regarding the impairment of assets in the subsidiary companies.

Bezeq will report, as required, deviations of more/less than 10% of the range and amounts stated in the Outlook.

Reporting Principles and Accounting Policy

Presentation of impairment losses

An impairment loss arising from a non-recurring adjustment of forecasts for the coming years is classified as other operating expenses in the statement of income. On the other hand, an impairment loss arising from the continuous adjustment of non-current assets of the Group companies to their fair value, less disposal costs (arising due to the expected negative cash flow and negative operating value of those companies) is classified under the same items as the current expenses for these assets. This classification is more consistent with the presentation method based on the nature of the expense and is more suitable for understanding the Group’s business.

Accordingly, as from the first quarter of 2019, impairment of the broadcasting rights in DBS and Walla! are presented under “general and operating expenses”, while impairment of fixed assets and intangible assets are presented under “depreciation, amortization and impairment” in the statement of income.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

•	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;
•	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;
•	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments; and

•	Net debt to adjusted EBITDA ratio - defined as net debt divided by the trailing twelve months adjusted EBITDA.
•	Free Cash Flow - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net and lease payments.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratios to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with the controlling interest in Israel’s largest telecommunications provider, Bezeq. For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir - IR Manager

Yuval@bcomm.co.il / Tel: +972-3-924-0000

B Communications Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	September 30,	September 30,	September 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	1,559	1,250	359	1,104
Investments	1,923	1,843	529	1,780
Trade receivables	1,792	1,746	501	1,773
Other receivables	293	319	92	269
Related party	20	-	-	-
Inventory	86	94	27	97

Total current assets	5,673	5,252	1,508	5,023

Non-Current Assets
Trade and other receivables	423	442	127	470
Property, plant and equipment	6,924	6,071	1,744	6,313
Intangible assets	5,257	3,219	924	4,227
Deferred expenses and investments	569	503	144	509
Broadcasting rights	470	63	18	60
Rights of use assets	1,434	1,141	328	1,504
Deferred tax assets	1,041	18	5	1,205
Investment property	140	-	-	64

Total non-current assets	16,258	11,457	3,290	14,352

Total assets	21,931	16,709	4,798	19,375

B Communications Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

	September 30,	September 30,	September 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current Liabilities
Bank loans and debentures	2,023	3,588	1,030	3,997
Leases rights liabilities	443	427	123	445
Trade and other payables	1,630	1,594	458	1,702
Dividend Payable	234	-	-
Current tax liabilities	16	22	6	8
Provisions	106	143	41	175
Employee benefits	330	365	105	581
Total current liabilities	4,782	6,139	1,763	6,908

Non-Current Liabilities
Bank loans and debentures	12,379	9,393	2,697	9,637
Leases rights liabilities	1,024	988	284	1,106
Employee benefits	266	539	155	445
Other liabilities	212	178	51	175
Provisions	40	39	11	38
Deferred tax liabilities	446	111	31	302
Total non-current liabilities	14,367	11,248	3,229	11,703

Total liabilities	19,149	17,387	4,992	18,611

Equity (equity deficit)
Attributable to shareholders of the Company	966	(635)	(182)	228
Non-controlling interests	1,786	(43)	(12)	536

Total equity (equity deficit)	2,782	(678)	(194)	764

Total liabilities and equity (equity deficit)	21,931	16,709	4,798	19,375

B Communications Ltd.

Consolidated Statements of Income for the

(In millions except per share data)

	Nine months period ended			Three months period ended			Year ended
	September 30,			September 30,			December 31,
	2018	2019	2019	2018	2019	2019	2018
	NIS	NIS	US$	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	6,995	6,727	1,932	2,301	2,247	630	9,321

Costs and expenses
Depreciation, amortization and impairment	1,740	1,540	442	590	519	146	2,387
Salaries	1,508	1,458	419	494	474	133	1,995
General and operating expenses	2,506	2,429	698	817	797	223	3,394
Impairment losses	-	1,345	386	-	-	-	2,294
Other operating expenses (income), net	456	(370)	(106)	16	39	11	635

	6,210	6,402	1,839	1,917	1,829	513	10,705

Operating profit (loss)	785	325	93	384	418	117	(1,384)

Financing expenses, net	392	516	148	129	238	67	531

Profit (loss) after financing expenses, net	393	(191)	(55)	255	180	50	(1,915)
Share of loss in equity-accounted investee	3	2	1	1	1	-	3

Profit (loss) before income tax	390	(193)	(56)	254	179	50	(1,918)

Tax expenses (income)	213	1,331	382	75	53	15	(59)

Net profit (loss) for the period	177	(1,524)	(438)	179	126	35	(1,859)

Profit (loss) attributable to:
Shareholders of the Company	(256)	(971)	(279)	31	6	2	(1,029)
Non-controlling interests	433	(553)	(159)	148	120	33	(830)

Net profit (loss) for the period	177	(1,524)	(438)	179	126	35	(1,859)

Profit (loss) per share
Basic	(8.57)	(26.40)	(7.58)	1.05	0.17	0.05	(34.44)
Diluted	(8.57)	(26.40)	(7.58)	1.05	0.17	0.05	(34.44)

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit (loss) to EBITDA:

(In millions)	Three-months period ended			Trailing twelve months ended
	September 30,			September 30,
	2018	2019	2019	2018	2019	2019
	NIS	NIS	US$	NIS	NIS	US$
Net profit (loss)	234	191	55	894	(2,837)	(815)
Tax expenses	85	62	18	344	1,353	388
Share of loss (income) in equity - accounted investee	1	1	-	4	2	1
Financing expenses, net	109	205	59	447	548	157
Depreciation and amortization	547	481	138	2,036	2,005	577

EBITDA	976	940	270	3,725	1,071	308
Other operating expenses (income), net	6	39	11	122	121	35
Impairment losses	-	-	-	87	2,626	754
Adjusted EBITDA	982	979	281	3,934	3,818	1,097

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at September 30,
	2018	2019	2019
	NIS	NIS	US$
Short term bank loans and credit and debentures	1,798	1,126	323
Non-current bank loans and debentures	10,149	9,393	2,698
Cash and cash equivalents	(1,408)	(639)	(184)
Investments	(1,517)	(1,750)	(503)

Net debt	9,022	8,130	2,334

Net Debt to Trailing Twelve Months Adjusted EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to Adjusted EBITDA trailing twelve months ratio:

(In millions)	As at September 30,
	2018	2019	2019
	NIS	NIS	US$
Net debt	9,022	8,130	2,334

Trailing twelve months Adjusted EBITDA	3,725	3,818	1,097

Net debt to Adjusted EBITDA ratio*	2.5	2.4	2.4

*	Calculation of net debt to adjusted EBITDA ratio is excluding IFRS 16 impact.

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three-month period ended September 30,
	2018	2019	2019
	NIS	NIS	US$
Cash flow from operating activities	883	787	226
Purchase of property, plant and equipment	(308)	(300)	(86)
Investment in intangible assets and deferred expenses	(95)	(104)	(30)
Lease payments	(109)	(115)	(33)
Permit fee	(9)	75	22
Proceeds from the sale of property, plant and equipment	12	15	4
Free cash flow	374	358	103

Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of our Series C Debentures in September 2016, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series C Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series C Debentures.

In March 2019, we announced that because of the material write-downs in the Bezeq Group and the aggregate material decline in our assets, as well as due to the sequence of events of deterioration in the Bezeq Group, we intended to enter into a dialogue with the holders of our Debentures in order to examine financial possibilities for strengthening our shareholders’ equity and our financial position. The Board further determined to withhold payments to its financial creditors until reaching a sufficiant solution.

In examining the existence of warning signs as of September 30, 2019, our board of directors noted that our unconsolidated unaudited cash flow statement for the third quarter of 2019 reflects that we, as expected, had a continuing negative cash flow from operating activities of NIS 3 million. In addition, the Company’s unaudited statements of financial position as of September 30, 2019, reflect that the Company had an equity deficit of NIS 635 million and negative working capital of approximately NIS 1.85 billion as of such date. The negative working capital is a result of the classification of the Company’s long term debt to “short-term” debt.

As part of the efforts to resolve the company’s financial situation, the Company’s management has worked intensively to advance the “Searchlight-Fuhrer” transaction, while executing further actions for the benefit of the Company and its stakeholders. The Company and its management believe that “Searchlight-Fuhrer” transaction as described above and in the Company’s previous reports is a proper and effective solution to the Company’s situation.

Disclosure with Respect to the Company’s Requirements Under Series C Debentures

The Company declares with respect to the reporting period as follows:

1.	The Company did not record in favor of a third party any lien of any rank whatsoever over its direct or indirect holdings of 691,361,036 shares of Bezeq (the “Bezeq Shares”) including over any of the rights accompanying such shares.

2.	The Company did not make any disposition of the Bezeq Shares.

3.	The Company did not assume any financial debt (as defined in the Trust Deed of the Series C Debentures) during the reporting period (other than in the framework of the issuance of the Debentures, and its wholly owned subsidiaries, including B Communications (SP1) and B Communications (SP2) did not issue any financial debt whatsoever during the reporting period.

4.	As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.

5.	The equity deficit attributable to the Company’s shareholders (not including non-controlling interests) according to this report amounts to NIS 635 million and represents -33% of the Company’s total balance sheet on an unconsolidated basis.

B Communications’ Unconsolidated Statement of Financial position as at

	September 30,	September 30,	September 30,	December 31,
	2018	2019	2019	2018
(In millions)	NIS	NIS	US$	NIS
Current assets
Cash and cash equivalents	152	611	175	213
Short-term investments	406	93	27	376
Dividend receivable	84	-	-
Other receivables	-	1	-	2
Total current assets	642	705	202	591

Non-current assets
Investment in an investee (*)	2,843	1,219	350	2,112

Total assets	3,485	1,924	552	2,703

Current liabilities
Debentures	226	2,462	707	2,455
Other payables	34	97	28	20
Total current liabilities	260	2,559	735	2,475

Non-current liabilities
Debentures	2,229	-	-	-

Total liabilities	2,489	2,559	735	2,475

Equity (equity deficit)	996	(635)	(183)	228

Total liabilities and equity (equity deficit)	3,485	1,924	552	2,703

(*)	Investment in Bezeq.